September 27, 2000

GNB Bank Panama S.A.
Edificio Banco Continental, Piso 30
Calle 50 y Aquilino de la Guardia
Panama City,
Republic of Panama

Dear Sirs:

         I refer to a letter agreement ( the "Agreement") between us, dated February 29, 2000, in connection with the loan agreement in which you were the Lender, Win-Gate Equity Group Inc. ("Win-Gate") was the Borrower and Globaltron Communications Corporation was the Guarantor, with respect to certain transfer and voting matters.

             The Agreement provided, among other matters, that I would not transfer my shares in Win-Gate for three years.

         This letter is written to request your consent to my transfer of 4,294,000 shares of the common stock of Win-Gate now owned by me to Tremaine Trading Company, Ltd., an Isle of Man corporation.

         I recognize that your address has changed and that for purposes of the loan agreement dated as of February 29, 2000 all notices with be sent to the new address set forth above, c/o Mr. Camilo Verastegui.

              Except for your consent to the transfer of the portion of my shares in Win-Gate above set forth, the Agreement remains in full force and effect.

         Please so indicate your consent by signing and returning a copy of this Agreement to me.

                                                           Sincerely yours,

                                                           /s/ Gary D. Morgan
                                                           ------------------
                                                           Gary D. Morgan

AGREED AND ACCEPTED:

GNB Bank Panama, S.A.

By: /s/ Camilo Verastegui
   ------------------------
Authorized Signatory